

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03010246

.FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934.

    For the fiscal year ended December 31, 2002.

                                    OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934.

    For the transition period from _____ to _____

                    Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different
    from that of the issuer named below:

            Masco Contractor Services, Inc. Hourly 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the
    address of its principal executive office:

                    Masco Corporation
                    21001 Van Born Road
                    Taylor, Michigan 48180

**This manually signed Form 11-K consists of 16 pages.
The exhibit index appears on page 14.**

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS 🅿

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the
Masco Contractor Services, Inc. Hourly 401(k) Plan:

In our opinion, the accompanying statement of net assets available for
benefits and the related statement of changes in net assets available for
benefits present fairly, in all material respects, the net assets available
for benefits of the Masco Contractor Services, Inc. Hourly 401(k) Plan (the
"Plan") at December 31, 2002, and the changes in net assets available for
benefits for the year ended December 31, 2002 in conformity with accounting
principles generally accepted in the United States of America. These
financial statements are the responsibility of the Plan's management; our
responsibility is to express an opinion on these financial statements based on
our audit. We conducted our audit of these statements in accordance with
auditing standards generally accepted in the United States of America, which
require that we plan and perform the audit to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An
audit includes examining, on a test basis, evidence supporting the amounts and
disclosures in the financial statements, assessing the accounting principles
used and significant estimates made by management, and evaluating the overall
financial statement presentation. We believe that our audit provides a
reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole. The supplemental schedule of Assets
Held for Investment Purposes is presented for the purpose of additional
analysis and is not a required part of the basic financial statements but is
supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the
Plan's management. The supplemental schedule has been subjected to the
auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated in all material respects in relation to
the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 25, 2003

000003

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE
FOR BENEFITS

December 31, 2002

ASSETS

Investments, at fair value:

Mutual funds	$ 9,658,966
Company stock fund	763,898
Participant loans receivable	592,404
Total investments	11,015,268

Receivables:

Employer contributions	7,690
Participant contributions	32,631
Total receivables	40,321
NET ASSETS AVAILABLE FOR BENEFITS	$ 11,055,589

The accompanying notes are an integral part of the financial statements.

000004

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

for the year ended December 31, 2002

Additions:

  Investment activity:

Net (depreciation) in fair value of investments	$ (1,523,819)
Interest and dividend income	204,243
Total investment activity	(1,319,576)
Participant contributions	1,841,126
Employer contributions	407,966
Prior Employer ESOP	88,870
Total additions	1,018,386

Deductions:

Benefit payments	2,211,694
Other, net	13,454
Total deductions	2,225,148
Net (decrease)	(1,206,762)

Net assets available for benefits:

Beginning of year	---
Transfers of assets into Plan, net (Note A)	12,262,351
End of year	$ 11,055,589

The accompanying notes are an integral part of the financial statements.

4

000005

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. Description of Plan:

The following description of the Masco Contractor Services, Inc. ("Company") Hourly 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering hourly employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 21 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate at Bank One on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* After separation from service due to termination, death, disability or retirement, generally a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

5

A. Description of Plan, concluded:

7. *Forfeited Employer Contributions.* At December 31, 2002, forfeited nonvested employer contributions totaled $2,931 and will be used to reduce future employer contributions and plan fees.

Effective January 1, 2002, hourly account balances in the Ameralum, Inc. 401(k) Plan merged into the Plan. As a result of this event, net assets of $1,703,484 were transferred into the Plan during January 2002.

Effective January 1, 2002, hourly account balances in the Cary Insulation, Inc. 401(k) Plan merged into the Plan. As a result of this event, net assets of $1,506,604 were transferred into the Plan during January 2002.

Effective January 1, 2002, hourly account balances in the National Home Insulators, Inc. 401(k) Plan merged into the Plan. As a result of this event, net assets of $35,659 were transferred into the Plan during January 2002.

Effective January 1, 2002, hourly account balances in the Q.I. Corporation 401(k) Plan merged into the Plan. As a result of this event, net assets of $1,841,253 were transferred into the Plan during January 2002.

Effective February 1, 2002, hourly account balances of Masco Contractor Services East, Inc. previously maintained in the Masco Corporation Hourly 401(k) Plan merged into the Plan. As a result of this event, net assets of $2,539,458 were transferred into the Plan during February 2002.

Effective February 26, 2002, hourly account balances in the Hill Companies Savings Plan merged into the Plan. As a result of this event, net assets of $4,780,692 were transferred into the Plan during February 2002. Any Hill Plan ESOP account balances maintained in the Hill Plan since February 19, 1998 for hourly participants will be maintained under this Plan and will continue to become vested according to the graded vesting schedule.

Effective December 31, 2002, hourly account balances in the Jemco Insulation, Inc. Retirement Savings Plan and Trust Plan merged into the Plan. As a result of this event, although the assets did not transfer until January 2003, net assets of $41,201 transferred into the Plan effective December 31, 2002.

Effective December 31, 2002, before-tax employee contributions and matching contributions of Masco Contractor Services West, Inc. ceased under this Plan. All account balances in this Plan will continue to vest and be maintained according to the Plan's provisions.

During 2002, several transfers were executed within the Masco Contractor Services, Inc. Salaried and Hourly 401(k) Plans and the Masco Corporation Salaried 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $186,000.

B. Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2002.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

C. **Investments**:

The following investments represent five percent or more of the Plan's net assets at December 31, 2002.

Fidelity Magellan Fund, 9,001 shares	$ 711,145
Fidelity Retirement Government Money Market Portfolio, 3,497,381 shares	$ 3,497,381
Fidelity Intermediate Bond Fund, 64,907 shares	$ 696,421
Fidelity Equity Income II Fund, 45,030 shares	$ 783,071
Masco Corporation Common Stock, 107,591 shares	$ 763,898

During 2002, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated (depreciated) in value by $(1,523,819) as follows:

Mutual Funds	$(1,311,177)
Masco Corporation Company Stock Fund	(212,642)
	$(1,523,819)

D. **Income Tax Status**:

The Internal Revenue Service has determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Benefits Payable**:

Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid totaled $2,288,941 at December 31, 2002.

F. **Plan Termination**:

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Contractor Services, Inc. Hourly 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

8

000009

NOTES TO FINANCIAL STATEMENTS, Concluded

G. Other:

Differences between the data shown on pages 3 and 4 of this report and the Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

The following is a reconciliation of net assets available for plan benefits on January 1, 2002 between the financial statements and the 2002 Form 5500:

	January 1, 2002
Net assets available for plan benefits, January 1, 2002 - accompanying financial statements	$ ---
Add: Transfers of assets into Plan, effective December 31, 2001, excluding employee and employer receivable and participant loans receivable:	
Ameralum, Inc. 401(k) Plan	1,618,967
QI Corporation 401(k) Plan	1,755,923
National Home Insulators, Inc. 401(k) Plan	35,659
Cary Insulation, Inc. 401(k) Retirement Plan	1,360,146
Net assets available for plan benefits, January 1, 2002 per the Form 5500	$4,770,695

9

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Founders Asset Management, Inc.	Dreyfus Founders Growth Fund 55,741 shares	$ 417,239
*	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund 49,127 shares	523,894
		INVESCO Select Income Fund 49,274 shares	256,225
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust 3,080 shares	30,802
*	Credit Suisse Asset Management	Credit Suisse Emerging Growth Fund 8,374 shares	157,962
		Credit Suisse International Focus Fund 7,058 shares	56,465
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 18,060 shares	402,013
		Fidelity Magellan Fund 9,001 shares	711,145
		Fidelity Intermediate Bond Fund 64,907 shares	696,421
		Fidelity Independence Fund 36,104 shares	471,876
		Fidelity Overseas Fund 13,287 shares	292,382
		Fidelity Low-Priced Stock Fund 11,155 shares	280,767
		Fidelity Equity Income II Fund 45,030 shares	783,071

10

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Concluded

December 31, 2002

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Retirement Government Money Market Portfolio 3,497,381 shares	3,497,381
		Spartan® U.S. Equity Index Fund 10,152 shares	316,246
		Fidelity Freedom Income Fund® 5,907 shares	62,619
		Fidelity Freedom 2000 Fund® 4,961 shares	54,624
		Fidelity Freedom 2010 Fund® 10,033 shares	114,772
		Fidelity Freedom 2020 Fund® 21,634 shares	230,188
		Fidelity Freedom 2030 Fund® 29,578 shares	302,874
		Masco Corporation Company Stock Fund 107,591 shares	763,898
		Participant Loans Rates of Interest, 4.25% - 11.5%	592,404
			$ 11,015,268

* These investments are with a party-in-interest.

MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Masco Contractor Services, Inc. Hourly 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Contractor Services, Inc. Hourly 401(k) Plan


Date: June 25, 2003   By: _____


Timothy Wadhams
Vice President and Chief Financial Officer
Authorized Signatory


MASCO CONTRACTOR SERVICES, INC. HOURLY 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements
99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 25, 2003 relating to the financial statements of Masco Contractor Services, Inc Hourly 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 25, 2003

000015

Exhibit 99

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Masco Contractor Services, Inc.
Hourly 401(k) Plan (the "Plan") on Form 11-K for the period ending December
31, 2002 as filed with the Securities and Exchange Commission on the date
hereof (the "Report"), the undersigned hereby certifies, pursuant to 18
U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002, that

(1) The report fully complies with the requirements of section 13(a) or
15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all
material respects, the financial condition and results of operations of
the Plan.

June 25, 2003

James G. Yoder
Director of Retirement Services of Masco
Corporation, Plan Administrator

June 25, 2003

James G. Yoder
Director of Retirement Services of Masco
Corporation (principal financial liaison
with Plan Trustee)